DERMTECH, INC.
11099 N. Torrey Pines Road, Suite 100
La Jolla, CA 92037

August 15, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

RE:     DermTech, Inc.
    Registration Statement on Form S-3
    Filed August 8, 2022
    File No. 333-266650
    Request for Acceleration

Ladies and Gentlemen:

    With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of DermTech, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to Wednesday, August 17, 2022, at 4:05 p.m. Eastern Time, or as soon as practicable thereafter.

    The cooperation of the staff in meeting the timetable described above is very much appreciated.

    Please call Jeremy Glaser, Melanie Ruthrauff Levy or Jason Miller of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (858) 314-1515, (858) 314-1873 or (858) 314-2140, respectively, with any comments or questions regarding the Registration Statement.

Very truly yours,

DERMTECH, INC.

/s/ Kevin Sun
Kevin Sun
Chief Financial Officer

cc:    Jeremy Glaser, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
    Melanie Ruthrauff Levy, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
    Jason Miller, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.